EXHIBIT 3.1

AMENDMENT NO. 1 TO THE
BY-LAWS
OF
TECHPRECISION CORPORATION

(a Delaware Corporation)

Pursuant to Article VI of the Certificate of Incorporation of Techprecision Corporation (the “Corporation”) and Article VI of the By-Laws of the Corporation (the “By-Laws”), and in accordance  with the vote of the Board of Directors of the Company on September 14, 2009,  the following amendment to the Corporation’s By-laws is hereby made:

A new section entitled “Notice of Business” shall be added immediately following the section entitled “Conduct of Meeting” of Part I, Section 7, to read as follows:

“Notice of Business.   At any meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board or (b) by any stockholder of the corporation who is a stockholder of record at the time of giving of the notice provided for in this paragraph, who shall be entitled to vote at such meeting and who complies with the notice procedures set forth in this paragraph.

For business to be properly brought before a stockholder meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder’s notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be received by the corporation no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was made.

A stockholder’s notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the meeting:

a. a representation that the proposing stockholder is a holder of record of voting stock and is entitled to vote at the meeting;

b. a representation that the proposing stockholder will continue to hold such stock through the meeting date;

c. a detailed description of any other ownership interests in the corporation held by the proposing stockholder, including derivatives, hedged positions, and other economic or voting interests.

d. a representation that the proposing stockholder intends to appear in person or by proxy at the meeting to make the proposal;

e. a representation as to whether the proposing stockholder intends to deliver a proxy statement regarding the proposal to the other stockholders of the corporation; and

f. a detailed description of any material interest and financial interest of the proposing stockholder in the proposal.

In addition, the notice must contain the following information about each proposal: (i) a brief description of the proposal and the reasons supporting the proposal; (ii) the text of the proposal; and (iii) a brief written statement of the reasons for the proposing stockholder’s support of the proposal.

Notwithstanding anything in the bylaws to the contrary, no business shall be conducted at a stockholder meeting except in accordance with the procedures set forth in this paragraph.  The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of the bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding the foregoing provisions of this paragraph, a stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations thereunder with respect to the matters set forth in this paragraph.